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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 2)*







                         KENWOOD BANCORP, INC.
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                           (Name of Issuer)




                COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                   (Title of Class of Securities)




                          491784 10 4
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                         (CUSIP Number)




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                        Page 1 of 6 Pages
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  CUSIP NO. 491784 10 4           13G                    Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
     Kenwood Bancorp, Inc. Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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             5. SOLE VOTING POWER
                9,774
 NUMBER OF   ----------------------------------------------------------------
BENEFICIALLY 6. SHARED VOTING POWER
 OWNED BY       2,838
   EACH      ----------------------------------------------------------------
 REPORTING   7. SOLE DISPOSITIVE POWER
  PERSON        9,774
   WITH      ----------------------------------------------------------------
             8. SHARED DISPOSITIVE POWER
                2,838
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,612
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.3%
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12.  TYPE OF REPORTING PERSON
     EP
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  CUSIP NO. 491784 10 4             13G                  Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

            Kenwood Bancorp, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:

            7711 Montgomery Road
            Cincinnati, Ohio  45236

Item 2(a).  Name of Person Filing:

            Kenwood Bancorp, Inc. Employee Stock Ownership Plan Trust.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            Kenwood Bancorp, Inc.
            7711 Montgomery Road
            Cincinnati, Ohio  45236

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share.

Item 2(e).  CUSIP Number:

            491784 10 4.

Item 3. If statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.
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  CUSIP NO. 491784 10 4             13G               Page 4 of 6 Pages
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Item 4.     Ownership.

            (a)   Amount beneficially owned:

            12,612

            (b)   Percent of class:

            4.3%

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote     9,774
                                                               -----
            (ii)  Shared power to vote or to direct the vote   2,838
                                                               -----
            (iii) Sole power to dispose or to direct the disposition of 9,774
                                                                        -----
            (iv) Shared power to dispose or to direct the disposition of 2,838
                                                                         -----
Item 5.     Ownership of five percent or less of a class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Kenwood Bancorp, Inc. Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the Kenwood Bancorp, Inc. Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and Messrs. Isler and Mitchell, who act as trustees of the ESOP (the "Trustees"). As of December 31, 1998, 2,838 shares held in the Trust had been allocated to the accounts of participating employees. Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted in the same ratio on any matter as those allocated shares for which instructions are given, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares that either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.
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  CUSIP NO. 491784 10 4             13G                 Page 5 of 6 Pages
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Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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  CUSIP NO. 491784 10 4             13G                 Page 6 of 6 Pages
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                                 SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                                KENWOOD BANCORP, INC. EMPLOYEE
                                STOCK OWNERSHIP PLAN TRUST


Date:  February 1, 1999    By: /s/ Robert P. Isler
                               -------------------------------------
                               Robert P. Isler
                               Trustee for the Kenwood Bancorp, Inc.
                               Employee Stock Ownership Plan Trust



Date:  February 1, 1999    By: /s/ P. Lincoln Mitchell
                               -------------------------------------
                               P. Lincoln Mitchell
                               Trustee for the Kenwood Bancorp, Inc.
                               Employee Stock Ownership Plan Trust
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